Exhibit 17.4

Group & Pension Planners Inc.

G. Wayne Pettigrew
Senior Consultant
1601 Medical Center Dr., Suite 4
Edmond, OK 73034

Off: (405) 340-9290
Mob.(405) 642-9350
Fax: (405) 340-9291
group-pensionplanners@coxinet.net

April 8, 2013

Gregg Zahn
First Trinity Financial Corporation
7633 East 63rd Place Suite 230
Tulsa, Oklahoma 74133

Dear Mr. Zahn:

Please accept this letter as my formal resignation from the boards of First Trinity Financial Corporation, Trinity Life Insurance Company and First Trinity Capital Corporation effective May 1st, 2013.

First Trinity was a dream of those of us who has founding board members sought to build an Oklahoma domestic life insurance company that would grow and offer valuable insurance products to people in our state and beyond its borders. Many Oklahomans have invested in our company with that same dream and to see a valued return on their investment.

Though my current term is ending, I cannot in good faith continue to serve to its end having seen the gross failure of proper procedures, the lack of board oversight and the blatant disrespect for shareholders that has occurred during the past year. Recent revelations of previous charges and prosecutions against you by other state regulators also dictate that I end any association with you professionally.

Your moves to end board independence and force resignations and remove longtime and founding board members has reduced the board to a point where it no longer has any effective oversight of your actions as both President and Chairman of the Board.

Your consolidation of power comes at a time when many companies have chosen or been forced by their shareholders to separate the President and Chairman of the Board positions to insure that one individual does not retain such control. Recently approved federal legislation of the financial services industry has also encouraged this separation and in the case of some companies mandated such separation.

At the meeting in May 2012 the board suggested and encouraged that the Chairman of the Board position be rotated among the board members. Your response to this proposal was extremely negative and derogatory toward certain members and led to your encouraging and forcing the resignation of two members within months of that meeting. The viciousness of your attacks on one board member and the mistruths that you forwarded during this period were both unprofessional and disappointing.

Following this purge, your subsequent restructure and appointment of those loyal to your personal interests to key committees has also reduced board oversight and led to your pay package being increased substantially twice during the past year. This comes at a time when company profits are down from the previous year and while almost two-thirds of our shareholders have yet to see a positive return on their shares purchased.

In addition, your response to my continued efforts to insure that company bylaws are followed and that director independence be maintained in committees has been adversarial. Your restructure of the Nominating Committee with company employees that report directly to you has insured that no board member that questions your actions is to be re-nominated for continued board membership.

My efforts to also ascertain that the minutes of the meetings be accurate has been negatively opposed by you and at times condescending when amendments with corrections were offered. As a result our meeting minutes have been approved with gross misstatements and errors in terms of both facts and occurrences.

The future of First Trinity's focus on the marketing of insurance is also now in question. With the departure of Steve Owens, Bryan Chrisman, Shannon Young and now myself, the insurance marketing experience on the board has been reduced by eighty percent. Tinker Owens is now the only individual on the board that is active in marketing of insurance at any level.

You have at times argued against growth through insurance marketing with many board members but the focus away from company production has at times become extreme. This has been especially true when insurance marketing teams have been reassigned to sell company stock on occasions. The lack of a plan of expansion into new markets has been disappointing and could prove to be a long term problem for the company.

The above management and control issues have been surprising to many of us on the board who stood by you during difficult personal times which involved the initial refusal of the Oklahoma Insurance Department to allow you to serve as company president or on the board due to past problems with other state regulators and when the allegations of sexual harassment were brought against you to the board by the wife of a former employee.

In addition, the board was forthcoming with bonuses at the time of your divorce and your appeal for a compensation increase due to financial difficulties. For this reason, many of us were surprised to learn that you had offered stock certificates at ten cents per share to family members with an option for your purchase of them once your divorce was final. These shares were repurchased by you for ten cents per share between the time that our stock was being sold for five dollars and seven dollars and fifty cents per share to shareholders.

In my due diligence to review past occurrences during my tenure on the board prior to my term ending I asked for records from the Oklahoma Insurance Department related to the "Disclaimer of Control" that was issued by the Department against you when our company was originally formed. I found that the information contained in these files was quite extensive concerning administrative actions taken against you previously by several states with regards to securities and disclosure violations.

Your explanations to the board of FTFC on these issues, in my opinion, did not contain material points that should have been disclosed to the board of directors regarding your involvement and the seriousness of these charges and subsequent actions taken against you. I feel that many of us on the board would not have asked the department to have lifted its prohibitions on you if we had known the extent of these charges and your history of such problems.

None of us on the board have ever doubted your hard work to grow FTFC's asset base and to attempt to build value in the company. But quite frankly I am concerned for the many Oklahoma shareholders who may desperately want or need to see a return on their stock investment with FTFC at a time when the focus appears to be on dramatically increasing your personal compensation and related benefits that now approach or exceed many times your initial pay with the company.

FTFC is not a sole proprietorship that you can personally manipulate according to your own wants and needs but a public company that has an obligation to its shareholders to contain costs and management benefits at an efficient and reasonable standard. To this end there has been a failure of the board to maintain independent oversight that I as one individual cannot overcome.

I am attaching a list of reforms and other items that would restore much needed oversight ability to the board and protect the interests of shareholders going forward. It is my hope that board members, regulators and shareholders will urge implementation of these items to protect the future of First Trinity Financial Corporation and its responsibilities.

Sincerely,

Wayne Pettigrew
Founding Board Member
First Trinity Financial Corporation

Reform Recommendations for First Trinity Financial Corporation

1. Restore board of director's membership to 12 members for greater oversight and to lessen control of the company through close relationships with a limited number of individuals. The board should also remove as directors any individual other than the company president that is an employee of the company or that directly reports to the company president in this or any other company's employment. New board members should include...

   At least one member with auditing or accounting experience
   At least one member that is a licensed attorney
   At least one member with life or health insurance marketing experience
   At least one member with financial/investment experience

   Preference should be given to existing Oklahoma shareholders for these new board appointments.

2. The director independence requirement should be restored for the Nominating, Compensation and Auditing committees to insure that those directly compensated by the company do not serve on these committees. This was a protection that insured director independence and shareholder protection.

3. The offices of President and Chairman of the board should be separated.

4. The president's compensation package should be reviewed by an independent committee of company shareholders to determine whether it is equitable and not excessive. This committee should provide a written report to the board of directors and Oklahoma Insurance Department.

5. The provision awarding the president of the company bonuses based on company asset growth should be removed from the president's compensation contract since asset growth is not a determination of net income to the company or of growth in shareholder equity. In fact, the acquisition of non-performing assets could be harmful to the company and its shareholders.

6. Board meetings (other than to discuss potential acquisitions or other private company information) should be recorded to insure accurate transcription to written minutes. The secretary of the company should also be required to complete instruction on the proper procedures of meeting decorum and procedures of recording and documentation of corporate minutes.

7. A complete investigation into the setting aside of shares at the formation of the company to be held by family members and other individuals at the price of ten cents per share for later purchase by then Director of Marketing (now President) Gregg Zahn should be examined by the Oklahoma Insurance Department and the Oklahoma Securities Commission. Such review should determine whether any laws were broken and whether the failure to disclose the option to purchase such shares constituted fraud either in divorce or tax filings.

8. The Oklahoma Insurance Department and the Oklahoma Securities Commission should investigate the attempted re-sale of the shares purchased by Gregg Zahn at ten cents per share for $7.50 during the second offering in 2009 to determine if any securities laws were violated.

9. The Oklahoma Insurance Department should re-institute its Disclaimer of Control until the above reforms and investigations are completed.